Exhibit 99.1

Amira Nature Foods Ltd Announces $90 Million Contract with Repeat Customer

NEW YORK--(BUSINESS WIRE)--December 29, 2014,Amira Nature Foods Ltd (the "Company") (NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today announced that it entered into a $90 million contract to supply third party branded basmati rice to a key repeat customer in the Europe, Middle East, and Africa (“EMEA”) region.

“We are extremely pleased to expand our relationship with this customer in the EMEA region as we believe this illustrates Amira’s leading position in the industry,” stated Karan A Chanana, Amira’s Chairman. “The EMEA region continues to be a tremendous growth market for Amira’s basmati rice with strong consumption and demand in the market. As we enter into 2015, we look forward to executing on our additional opportunities for growth with both our Amira branded products and our third party branded products throughout the world.”

About Amira Nature Foods Ltd.

Founded in 1915, Amira has evolved into a leading global provider of branded packaged Indian specialty rice, with sales in over 60 countries today. The Company sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.” For more information please visit www.amira.net.

Contact

Amira Nature Foods Ltd
Bruce Wacha, 201-960-0745

bruce.wacha@theamiragroup.com
Chief Financial Officer
or
FTI Consulting
Beth Saunders, 212-850-5717

elizabeth.saunders@fticonsulting.com

Cautionary Note on Forward-Looking Statements

 This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.